NASDAQ: BRKL Follow-On Offering April 2017 Issuer Free Writing Prospectus Dated April 26, 2017 Filed Pursuant to Rule 433 Registration Statement No. 333-197881 Brookline Bancorp, Inc. (the "Issuer"), has filed a registration statement (including a prospectus and a related prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer or the underwriters participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Piper Jaffray & Co. toll-free at (800) 747-3924 or by email to: prospectus@pjc.com.

Offering Disclosure This presentation contains certain “forward-looking statements” about Brookline Bancorp (the “Company”) within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on various assumptions (some of which are beyond the Company’s control), may be identified by reference to future periods, plans, strategies and expectations, or by the use of forward-looking terminology such as “believe,” “expect,” “estimate,” “anticipate,” “continue,” “plan,” “potential,” “approximately,” “intend,” “objective,” “goal,” “project,” “target,” or other similar terms or variations on those terms, or the future or conditional verbs such as “will,” “may,” “should,” “could,” and “would.” These statements include, among others, statements regarding the Company’s intent, belief or expectations with respect to economic conditions, trends affecting the Company’s financial condition or results of operations, and the Company’s exposure to market, liquidity, interest-rate and credit risk. Forward-looking statements are based on the current assumptions underlying the statements and other information with respect to the beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and the financial condition, results of operations, future performance and business are only expectations of future results. Although the Company believes that the expectations reflected in the Company’s forward-looking statements are reasonable, the Company’s actual results could differ materially from those expressed or implied by such forward-looking statements as a result of, among other factors, adverse conditions in the capital and debt markets; changes in interest rates; competitive pressures from other financial institutions; the effects of continuing weakness in general economic conditions on a national basis or in the local markets in which the Company operates, including changes which adversely affect borrowers’ ability to service and repay their loans and leases; changes in the value of securities and other assets in the Company’s investment portfolio; changes in loan and lease default and charge-off rates; the adequacy of allowances for loan and lease losses; deposit levels necessitating increased borrowing to fund loans and investments; changes in government regulation; the risk that goodwill and intangibles recorded in the Company’s financial statements will become impaired; and changes in assumptions used in making such forward-looking statements. Forward-looking statements speak only as of the date on which they are made. The Company does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Offering Overview & Investment Highlights

Terms of Proposed Common Equity Offering Issuer Market Data(1) Offering Structure Lock-Up Use of Proceeds Underwriters Brookline Bancorp, Inc. (NASDAQ: BRKL) $15.60 per share ($1.1 billion market capitalization) Follow-on public offering (100% primary shares) 90 days for senior officers and directors General corporate purposes, including to support organic growth or strategic acquisitions, financing investments and capital expenditures Piper Jaffray (Sole Book-Running Manager) Sandler O’Neill + Partners, L.P. (Co-Manager) (1) Market data as of April 25, 2017. Market capitalization is based on 70,560,517 shares of common stock outstanding as of March 17, 2017 per Proxy filed on March 24, 2017.

Investment Highlights One of the largest publicly traded community banks in New England with an established presence in two attractive metropolitan areas Experienced management team and board Proven operating results Demonstrated organic growth and a proven acquirer Desirable commercial platform with a deep knowledge of operating markets Solid asset quality supported by a strong credit culture and effective enterprise risk management Potential favorable impact to earnings with possible further interest rate hikes, regulatory reform and tax reform Committed to a strong regulatory capital position New capital to be used to fund continued organic growth and potential franchise enhancing acquisitions

Company Overview, Business Strategy & Operating Markets

7

Who We Are

- Brookline Bancorp, Inc. (NASDAQ: BRKL) initially went public in November 1997 and completed its second-step conversion in July 2002
- Approximately $6.4 billion in total assets, $4.6 billion in total deposits and $5.4 billion in total loans
- 51 branches across Boston and Providence metropolitan areas
- Full-service commercially focused financial institution; offering a wide range of commercial, business and retail banking services, including a full complement of cash management products, online banking services, consumer and residential loans and investment services
- Market capitalization of ~$1.1 billion (as of April 25, 2017)
- 722 full-time equivalent employees
- Paid a dividend for 71 consecutive quarters
- Multi-bank structure retains local-bank orientation while operating on a common back office platform for efficiency
- Our Banks:
  - Brookline Bank established in 1871
  - First Ipswich Bank established in 1892; acquired in 2011
  - Bank Rhode Island established in 1996; acquired in 2012

Branch Footprint


MA
RI
Boston
Worcester
Springfield
Hartford
Lowell
Nashua
Gardner
Pittsfield
Gloucester
Brockton
Plymouth
Fall River
New Bedford
Barnstable
Falmouth
Waterbury
Norwich
New London
BRKL Branches (51)

Publicly Traded Boston Metro Based Banks by Assets

Rank	Institution	Ticker	Total Assets ($M)
1	State Street Corporation	STT	242,698
2	Boston Private Financial Holdings, Inc.	BPFH	7,970
3	Independent Bank Corp.	INDB	7,709
4	**Brookline Bancorp, Inc.**	**BRKL**	**6,438**
5	Century Bancorp, Inc.	CNBKA	4,463
6	Meridian Bancorp, Inc.	EBSB	4,436
7	Enterprise Bancorp, Inc.	EBTC	2,526
8	Blue Hills Bancorp, Inc.	BHBK	2,470
9	BSB Bancorp, Inc.	BLMT	2,159
10	Hingham Institution for Savings	HIFS	2,015

Source: SNL Financial, Company filings. Financials as of December 31, 2016.

Brookline Bancorp, Inc.

Financial Highlights Source: SNL Financial, Company filings. Market Data as of April 20, 2017. Note: Please see appendix for reconciliation of GAAP to non-GAAP measures. Net income attributable to the parent company. As reported by Bloomberg Financial. At or For the Year Ended December 31, 2016 Profitablity Data Market Data Net Income (1) ($000s) 52,362 Stock Price ($) 15.30 ROAA (%) 0.83 Market Capitalization ($M) 1,080 ROATE (%) 9.66 Price / TBV (%) 195.9 Net Interest Margin (%) 3.44 Price / 2017 Research Est. EPS (x) 18.7 Efficiency Ratio (%) 57.6 Price / 2018 Research Est. EPS (x) 15.6 Capitalization and Asset Quality Dividend and Price Target Leverage Ratio (%) 9.16 Dividend Yield (%) 2.35 Tier 1 Risk-Based Ratio (%) 10.79 Dividend Payout Ratio (%) 48.4 Total Risk-Based Capital Ratio (%) 13.20 Median Research Price Target (2) ($) 17.00 Tang. Stockholders' Equity to Tangible Assets (%) 8.73 NPAs / Assets (%) 0.64 Reserves / Loans (%) 0.99

Years with Brookline Years in Banking Paul Perrault, President and CEO, Brookline Bancorp, Inc. Paul was appointed President and CEO of Brookline Bancorp in 2009. He was appointed President and CEO of Brookline Bank in 2011 Previously served as CEO of Sovereign Bancorp and Chairman and CEO of Chittenden Corporation Led the sale of Chittenden Corporation to People’s United Financial in 2007 for 3.8x Tangible Book Value and 21.3x Estimated EPS 8 42 Carl Carlson, Chief Financial Officer Joined the Company in April 2014 as CFO & Treasurer Previously served as SVP and Deputy CFO at Webster Financial Corporation and SVP Strategic Planning of North Fork Bancorporation 3 31 Robert Rose, Chief Credit Officer Joined the Company in 2009 as Chief Credit Officer Previously served as Chief Risk Officer and Chief Credit Officer of Sovereign Bank 8 41 James Cosman, Chief Operations Officer Joined the Company in 2009, named Chief Operations Officer in September 2011 Previously served as a Senior Executive in bank underwriting and operations at Sovereign Bank 8 44 Michael McCurdy, Chief Risk Officer, General Counsel and Corporate Secretary Joined the Company in August 2011 as General Counsel and Corporate Secretary. Appointed Chief Risk Officer in July 2013 Previously served as an EVP at Danvers Bancorp, Inc. 5 15 Average Years: 35 Our Experienced Management Team Source: SNL Financial, Company filings.

10

A Prominent Community Banking Franchise

Deposit Market Share: Counties of Operation				
Rank	Institution	Branches	Deposits in Market ($B)	Market Share (%)
1	*Bank of America Corp.*	*181*	*68.1*	*32.10*
2	*Citizens Financial Group Inc.*	*235*	*37.6*	*17.73*
3	*Banco Santander SA*	*165*	*16.5*	*7.78*
4	*Bank of New York Mellon Corp.*	*3*	*10.4*	*4.90*
5	*Toronto-Dominion Bank*	*88*	*8.3*	*3.91*
6	Eastern Bank Corp.	63	6.7	3.18
7	*First Republic Bank*	*4*	*5.6*	*2.66*
8	**Brookline Bancorp Inc.**	**51**	**4.5**	**2.15**
9	Boston Private Financial Holdings Inc.	10	3.8	1.77
10	Middlesex Bancorp MHC	30	3.7	1.73
	Total For Institutions In Market	**1,480**	**212.0**	

Key Highlights

- 51 banking offices in 8 counties across the Boston and Providence metropolitan areas
  - #8 deposit market share in Boston MSA of Boston-based banks[1]
  - #2 deposit market share in Providence MSA of New England-based banks[2]
- Top 10 bank in counties of operation and #2 bank in counties of operation excluding money center and super regional institutions
- In late 2013 completed the conversion of all 3 banking subsidiaries to the same enterprise system and integrated back office operations to streamline efficiency
- Relocated company headquarters in late 2012 from Brookline to Boston

Market Share Opportunity

Boston


BRKL 1.5%
Small/Mid-size Banks 37.4%
Large Banks 61.2%

Total Deposits: $204B

Providence


BRKL 4.1%
Small/Mid-size Banks 32.3%
Large Banks 63.6%

Total Deposits: $38B

Combined MSAs


BRKL 1.9%
Small/Mid-size Banks 36.6%
Large Banks 61.5%

Total Deposits: $242B

Source: SNL Financial, Deposit data as of June 30, 2016.
Note: Data excludes non-retail deposits. Gray italics indicate super regional and money center institutions. Large Banks defined as having over $50 billion in assets.
(1) Boston – Cambridge – Newton MSA, excludes State Street Corp.
(2) Providence – Warwick MSA, excludes Citizens Financial Group.

BrooklineBancorp, Inc.

Top 10 Boston MSA(2) Deposit Market Share of Boston- Based Banks #2 Providence MSA(3) Deposit Market Share of New England-Based Banks Deposits ($ in Billions) Deposits ($ in Billions) Established Deposit Market Share in Large Markets Top U.S. MSAs by Deposits(1) Top New England MSAs by Deposits Source: SNL Financial. Deposit data as of June 30, 2016. Note: Data excludes non-retail deposits. Excludes Sioux Falls, SD. Boston – Cambridge – Newton MSA excludes State Street Corp. Providence – Warwick MSA excludes Citizens Financial Group. Deposits ($ in Billions) Deposits ($ in Billions)

 With Attractive Market Demographics Market Highlights Dynamic Economy Powered by Major Corporations and a Thriving Small Business Environment Favorable Market Demographics Driving Continued Growth Source: SNL Financial, U.S. Small Business Administration, CityofBoston.gov. Note: Deposit data as of June 30, 2016. Brookline median household income is deposit weighted by MSA. 10 Fortune 500 companies headquartered in the Boston MSA and 4 headquartered in the Providence MSA Diverse collection of industries represented, including biotechnology, energy, manufacturing, financial services, IT services, utilities and retail Education and healthcare continue to be stabilizing factors in the regional economy Boston has over 40,000 small businesses with less than 50 employees, and 96% of the state of Rhode Island’s businesses have less than 500 employees Fortune 1000 List: https://www.geolounge.com/fortune-1000-companies-list-2016/ Small Business Info: https://www.cityofboston.gov/images_documents/160330%20Boston%20Small%20Business%20Full%20Report%20-%20Web%20(144dpi)_tcm3-53060.pdf https://www.sba.gov/sites/default/files/advocacy/Rhode_Island.pdf Edu and HC: https://www.bls.gov/regions/new-england/news-release/areaemployment_boston.htm The dynamic economy in Brookline’s footprint has fostered compelling market demographics with a positive trajectory Median household income in Providence and Boston MSAs are well above the national average Brookline’s median household income is projected to grow 8.7%(1) over the next 5 years compared to 7.3% for the nation Boston MSA is among the top 10 in the country in total population and total deposits Boston and Providence MSAs are top 5 largest deposit markets in New England

Our Core Business $2.9 billion $800 million $695 million $979 million Note: Statistics as of December 31, 2016. Commercial Real Estate Banking Cash Management Business and Personal Checking/Savings Residential and Consumer Lending Commercial Banking Equipment Financing

Strategic Initiatives Have Driven Growth and Performance Initiatives Outcomes Utilizing our exceptional market area and service culture to grow a high-quality, loyal customer base Investment in asset classes which offer risk-adjusted returns Continuous reinvestment in people, processes and infrastructure Attract, retain and cultivate top talent Keen focus on expense control, efficiency improvements and risk management Strong operating results Meaningful organic loan growth High quality loan assets over long periods in a stable market Attractive market position Recognized as one of the top performing community banks in BankDirector’s 2016 Bank Score Card of banks between $5 billion and $50 billion

Stock Price Performance Source: SNL Financial. Data as of April 20, 2017. SNL Mid Cap U.S. Bank & Thrift includes all publicly traded (NYSE, NYSE MKT, NASDAQ, OTC) Banks and Thrifts in SNL's coverage universe with $1B to $5B Total Common Market Capitalization as of most recent pricing data. Peer group includes PBCT, WBS, BHLB, INDB, UBNK, CNBKA, WASH, CAC. Historical Stock Price Performance BRKL: 66.8% Peer Median: 49.2% Mid Cap B&T: 37.8% SNL U.S. B&T: 33.3% S&P 500: 26.3% (2) (1)

Historical Financial Performance

Solid Balance Sheet Growth Total Assets CAGR (2010 – 2016): 15.5% Total Loans CAGR (2010 – 2016): 15.3% Total Deposits CAGR (2010 – 2016): 16.9% Source: SNL Financial, Company filings. Note: Inclusive of acquisitions; Company exited indirect auto lending business in 2015 (sold $255.2M of indirect auto loan portfolio).

18

Quality Loan Portfolio and Growth

Loan Portfolio Composition

As of December 31, 2012


68%
32%
Commercial
Consumer

Total Loans: $4.2B

Commercial Loan CAGR (2012 – 2016): 11.5%

As of December 31, 2016


82%
18%
Commercial
Consumer

Total Loans: $5.4B

(Dollars in Millions)

Commercial	2012Y	2013Y	2014Y	2015Y	2016Y	'12 - '16 CAGR
Equipment financing	421	513	601	722	800	17.4%
Commercial	382	408	514	593	635	13.5%
Commercial real estate	1,301	1,462	1,680	1,876	2,050	12.0%
Construction	98	114	148	130	137	8.7%
Condo association	44	45	52	60	60	8.1%
Multifamily mortgage	607	628	640	658	731	4.8%
Subtotal	**2,853**	**3,169**	**3,635**	**4,039**	**4,414**	**11.5%**

Consumer	2012Y	2013Y	2014Y	2015Y	2016Y	'12 - '16 CAGR
Home equity	262	257	287	315	342	6.9%
Residential mortgage	511	528	572	616	624	5.1%
Other consumer	7	7	12	12	12	14.4%
Indirect auto	542	401	317	14	6	(67.6%)
Subtotal	**1,322**	**1,193**	**1,188**	**957**	**985**	**(7.1%)**

Total Loans	**4,176**	**4,362**	**4,823**	**4,996**	**5,399**	**6.6%**

Brookline Lending Strategy

- Relationship oriented approach to lending differentiates Brookline in a market crowded by larger institutions
- Direct client access to a knowledgeable, experienced officer provides faster responses to customer needs while remaining competitive on pricing and mindful of asset quality
- Total loans grew $403 million in 2016, an increase of 8.1%
- Emphasis on driving quality commercial loan and CRE growth
  - Commercial loan portfolio growth of 9.3% in 2016
- Brookline exited higher-risk, lower-yield indirect auto lending business in 2015
- Maintaining pristine asset quality remains a top priority while growing the loan portfolio
  - 2016 NPAs / Assets of 0.64% and NCOs / Avg. Loans of 25bps
  - Prudently managing taxi medallion portfolio (0.6% of total portfolio)

Source: SNL Financial, Company filings.
Note: Loan portfolio composition based on GAAP financials; Loan composition percentages may not sum to 100% due to rounding.

BrooklineBancorp, Inc.

Attractive and Stable Deposit Portfolio Source: SNL Financial, Company filings. Note: Deposit composition based on GAAP financials; Deposit composition percentages may not sum to 100% due to rounding. (1) Core deposits defined as all non-time deposits. Business model relies on core and other local deposits Consistent emphasis on growing core deposits, which equaled 77% of the deposit portfolio at December 31, 2016 Significant increase in commercial-based deposits with cash management product suite Commercial deposit product set on par with offerings from larger regional and universal bank competitors in market Strong growth in our non-interest bearing deposit portfolio Non-interest bearing deposits increased by $101 million between 2015 and 2016, or 12.6% Deposit Portfolio Composition Brookline Deposit Strategy Cost of Total Deposits (%) Core Deposit(1) CAGR (2012 – 2016): 8.2% Total Deposits: $3.6B Total Deposits: $4.6B As of December 31, 2016 As of December 31, 2012 (Dollars in Millions) Deposits 2012Y 2013Y 2014Y 2015Y 2016Y '12 - '16 CAGR Demand Checking 623 707 726 799 900 9.6% Savings, NOW, Money Market 1,982 2,193 2,285 2,419 2,670 7.7% Certificate of Deposit 1,011 935 947 1,088 1,041 0.7% Total Deposits 3,616 3,835 3,958 4,306 4,611 6.3%

2011-2014 restated Earnings Growth Source: SNL Financial, Company filings. Note: Net income attributable to the parent company. (1) Decline in year-over-year earnings attributable to core system conversion implemented in 2012 and 2013. (1) Net Income CAGR (2008 – 2016): 19.2% EPS CAGR (2008 – 2016): 16.4% Net Income EPS

Asset Quality Overview Key Highlights NPAs / Assets Solid/strong asset quality Conservative credit culture and experienced lenders Highly disciplined senior management NPAs up from very low levels – primarily taxi medallions 2017 Q1 provision bolstered taxi-specific reserves Source: SNL Financial, Company filings. Reserves / NPAs Nonperforming Assets Trends

Capital Management Source: SNL Financial, Company filings. Capital Ratios 2015 Q1 2015 Q2 2015 Q3 2015 Q4 2016 Q1 2016 Q2 2016 Q3 2016 Q4 CET1 Ratio (%) 11.0% 10.8% 10.6% 10.6% 10.5% 10.4% 10.5% 10.5% Leverage Ratio (%) 9.2% 9.4% 9.5% 9.4% 9.3% 9.2% 9.1% 9.2% Tier 1 Ratio (%) 11.3% 11.1% 11.0% 10.9% 10.8% 10.6% 10.8% 10.8% Total Capital Ratio (%) 14.1% 13.9% 13.7% 13.5% 13.4% 13.2% 13.4% 13.2%

Draft First Quarter 2017 Financial Highlights

Draft First Quarter 2017 - Financial Summary Source: Company filings and draft first quarter 2017 earnings release. (1) Core deposits defined as all non-time deposits. Net Income of $13.4 million, or $0.19 per basic and diluted share, for the quarter ended March 31, 2017, compared to $12.8 million, or $0.18 per basic and diluted share, for the quarter ended March 31, 2016 Net interest income of $53.1 million increased $3.9 million, or 7.9%, compared to $49.2 million for the quarter ended March 31, 2016 Total loans and leases increased 6.5% to $5.5 billion compared to $5.1 billion at March 31, 2016 Commercial loans increased 7.4% to $4.5 billion compared to $4.2 billion at March 31, 2016 Total deposits increased 5.9% to $4.7 billion compared to $4.4 billion at March 31, 2016 Core deposits(1) increased 8.4% to $3.6 billion compared to $3.3 billion at March 31, 2016 Pre-tax gain of $11.4 million from sale of Northeast Retirement Services, Inc. (“NRS”) to Community Bank Systems, Inc. $11.4 million gain from sale of NRS stock largely offsets $13.4 million provision recorded for the quarter The increase in the provision for the quarter was driven primarily by $6.3 million in additional reserves on taxi medallion loans and a specific reserve of $4.2 million related to two commercial credits Allowance for loan and lease losses increased to 1.21% from 1.14% at March 31, 2016 Taxi medallion loans totaled $30.6 million or 0.6% of total loans, with total reserve coverage of $7.6 million or 24.7% of total taxi medallion loans

25

First Quarter 2017 - Financial Highlights

	At and for the Three Months Ended:				
	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Earnings Data ($000):					
Net Interest Income	49,203	50,257	52,350	51,854	53,098
Provision for Credit Losses	2,378	2,545	2,215	3,215	13,402
Non-interest Income	6,469	5,375	5,329	5,430	15,908
Non-interest Expense	32,053	32,250	33,388	32,607	33,756
Income before Provision for Income Taxes	21,241	20,837	22,076	21,462	21,848
Net Income[1]	12,812	12,654	13,617	13,279	13,445
Performance Ratios (%):					
Net Interest Margin[2]	3.45	3.44	3.48	3.40	3.53
Return on Average Assets	0.84	0.81	0.86	0.83	0.83
Return on Average Stockholders' Equity	7.57	7.38	7.83	7.59	7.58
Return on Average Tangible Stockholders' Equity (non-GAAP)	9.69	9.40	9.94	9.60	9.55
Efficiency Ratio[3]	57.57	57.97	57.89	56.92	48.92
Per Common Share Data ($):					
Net Income - Diluted	0.18	0.18	0.19	0.19	0.19
Cash Dividends Declared	0.09	0.09	0.09	0.09	0.09
Book Value Per Share (End of Period)	9.69	9.82	9.90	9.88	10.00
Tangible Book Value Per Share (End of Period) (non-GAAP)	7.59	7.73	7.81	7.81	7.93
Balance Sheet ($000):					
Total Assets	6,181,030	6,296,502	6,380,312	6,438,129	6,497,721
Total Loans and Leases	5,130,445	5,259,038	5,332,300	5,398,864	5,461,779
Total Deposits	4,393,456	4,485,154	4,564,906	4,611,076	4,651,903
Brookline Bancorp, Inc. Stockholders' Equity	680,417	689,656	696,371	695,544	703,873
Asset Quality:					
Nonperforming Assets ($000)	32,470	33,809	38,704	41,476	47,349
Nonperforming Assets as a % of Total Assets (%)	0.53	0.54	0.61	0.64	0.73
Allowance for Loan and Lease Losses ($000)	58,606	57,258	58,892	53,666	66,133
Allowance for Loan and Lease Losses as a % of Total Loans and Leases (%)	1.14	1.09	1.10	0.99	1.21
Net Loan and Lease Charge-Offs ($000)	400	4,018	520	8,337	995
Net Loan and Lease Charge-Offs as a % of Average Loans and Leases (Annualized) (%)	0.03	0.31	0.04	0.62	0.07
Capital Ratios (%):					
Stockholders' Equity to Total Assets	11.01	10.95	10.91	10.80	10.83
Tangible Stockholders' Equity to Tangible Assets (non-GAAP)	8.83	8.82	8.82	8.73	8.79

Source: Company filings and first quarter 2017 earnings release.
Note: Please see appendix for reconciliation of GAAP to non-GAAP measures.
(1) Net income attributable to the parent.
(2) Calculated on a fully tax-equivalent basis.
(3) Calculated as non-interest expense as a percentage of net interest income plus non-interest income.

BrooklineBancorp, Inc.

Investment Highlights One of the largest publicly traded community banks in New England with an established presence in two attractive metropolitan areas Experienced management team and board Proven operating results Demonstrated organic growth and a proven acquirer Desirable commercial platform with a deep knowledge of operating markets Solid asset quality supported by a strong credit culture and effective enterprise risk management Potential favorable impact to earnings with possible further interest rate hikes, regulatory reform and tax reform Committed to a strong regulatory capital position New capital to be used to fund continued organic growth and potential franchise enhancing acquisitions

Appendix

Loan Portfolio Detail – CRE (excludes owner-occupied) Commercial Real Estate Note: As of December 31, 2016. LTV DSC Construction Non-Construction Commercial Real Estate Construction

Loan Portfolio Detail – C&I (includes owner-occupied CRE) Note: As of December 31, 2016. Equipment Finance Commercial & Industrial C&I

Loan Portfolio Detail – Consumer Note: As of December 31, 2016. Consumer Residential - LTV Residential - FICO Home Equity - FICO

High Grade Investment Securities Portfolio Low risk securities portfolio 93% AA or better 99% above investment grade High percentage of the portfolio consists of securities backed or issued by U.S. government agencies No other-than-temporary impairment Source: SNL Financial, Company filings. Note: Financial data as of December 31, 2016. Percentages may not sum to 100% due to rounding. Total: $611 Million

32

Historical Financial Highlights At and For the Years Ended:

	At and for the Years Ended:			
	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Balance Sheet				
Total Assets ($000)	5,325,651	5,800,948	6,042,338	6,438,129
Total Cash and Cash Equivalents ($000)	92,505	62,723	75,489	67,657
Total Investment Securities ($000)	492,428	551,261	606,958	610,754
Total Loans and Leases ($000)	4,362,465	4,822,607	4,995,540	5,398,864
Total Deposits ($000)	3,835,006	3,958,106	4,306,018	4,611,076
Brookline Bancorp, Inc. Stockholders' Equity ($000)	614,412	641,818	667,485	695,544
Tangible Stockholders' Equity ($000)	459,635	490,384	518,962	549,521
Tangible Book Value Per Share (End of Period) (non-GAAP) ($)	6.58	7.00	7.39	7.81
Tangible Stockholders' Equity to Tangible Assets (non-GAAP) (%)	8.89	8.68	8.81	8.73
Total Risk-based Capital Ratio (%)	12.2	13.2	13.5	13.2
Profitability				
Net Income ($000) (1)	36,015	43,288	49,782	52,362
Return on Average Assets (%)	0.70	0.78	0.85	0.83
Return on Average Tangible Stockholders' Equity (non-GAAP) (%)	7.84	9.06	9.80	9.66
Net Interest Margin (%) (2)	3.64	3.61	3.54	3.44
Efficiency Ratio (%) (3)	63.83	61.73	58.44	57.60
Asset Quality				
Nonperforming Assets as a % of Total Assets (%)	0.34	0.26	0.34	0.64
Allowance for Loan and Lease Losses as a % of Total Loans and Leases (%)	1.11	1.11	1.14	0.99
Net Loan and Lease Charge-offs as a % of Average Loans and Leases (%)	0.08	0.07	0.09	0.25

Source: SNL Financial, Company filings.
Note: In addition to evaluating the Company's results of operations in accordance with generally accepted accounting principles in the United States ("GAAP"), management periodically supplements this evaluation with an analysis of certain non-GAAP financial measures, such as tangible book value per share, tangible stockholders' equity to tangible assets, and the return on average tangible stockholders' equity. Management believes that these non-GAAP financial measures provide information useful to investors in analyzing the relative strength of the Company's capital position. A detailed reconciliation table of the Company's GAAP to the non-GAAP measures follows.
(1) Net income attributable to the parent company.
(2) Calculated on a fully tax-equivalent basis.
(3) Calculated as non-interest expense as a percentage of net interest income plus non-interest income.

BrooklineBancorp, Inc.

33

Reconciliation of Non-GAAP Financial Measures

Return on Average Tangible Stockholders' Equity	At and for the Years Ended:				At and for the Three Months Ended:				
($000s)	12/31/2013	12/31/2014	12/31/2015	12/31/2016	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Net Income, as Reported	$36,015	$43,288	$49,782	$52,362	$12,812	$12,654	$13,617	$13,279	$13,445
Average Stockholders' Equity	$616,473	$630,966	$657,841	$689,556	$677,101	$685,996	$695,205	$699,749	$709,095
Less: Average Goodwill and Average Identified Intangible Assets, Net	157,187	153,170	150,020	147,308	148,248	147,619	146,997	146,382	145,778
Average Tangible Stockholders' Equity	$459,286	$477,796	$507,821	$542,248	$528,853	$538,377	$548,208	$553,367	$563,317
Return on Average Tangible Stockholders' Equity (Annualized)	**7.84%**	**9.06%**	**9.80%**	**9.66%**	**9.69%**	**9.40%**	**9.94%**	**9.60%**	**9.55%**

Tangible Stockholders' Equity to Tangible Assets	At the Years Ended:				At the Three Months Ended:				
($000s)	12/31/2013	12/31/2014	12/31/2015	12/31/2016	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Brookline Bancorp, Inc. Stockholders' Equity	$614,412	$641,818	$667,485	$695,544	$680,417	$689,656	$696,371	$695,544	$703,873
Less: Goodwill and Identified Intangible Assets, Net	154,777	151,434	148,523	146,023	147,888	147,267	146,644	146,023	145,491
Tangible Stockholders' Equity	$459,635	$490,384	$518,962	$549,521	$532,529	$542,389	$549,727	$549,521	$558,382
Total Assets	$5,325,651	$5,800,948	$6,042,338	$6,438,129	$6,181,030	$6,296,502	$6,380,312	$6,438,129	$6,497,721
Less: Goodwill and Identified Intangible Assets, Net	154,777	151,434	148,523	146,023	147,888	147,267	146,644	146,023	145,491
Tangible Assets	$5,170,874	$5,649,514	$5,893,815	$6,292,106	$6,033,142	$6,149,235	$6,233,668	$6,292,106	$6,352,230
Tangible Stockholders' Equity to Tangible Assets	**8.89%**	**8.68%**	**8.81%**	**8.73%**	**8.83%**	**8.82%**	**8.82%**	**8.73%**	**8.79%**

Tangible Book Value Per Share	At and for the Years Ended:				At the Three Months Ended:				
($000s)	12/31/2013	12/31/2014	12/31/2015	12/31/2016	3/31/2016	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Tangible Stockholders' Equity	$459,635	$490,384	$518,962	$549,521	$532,529	$542,389	$549,727	$549,521	$558,382
Number of Common Shares Issued	75,744,445	75,744,445	75,744,445	75,744,445	75,744,445	75,744,445	75,744,445	75,744,445	75,744,445
Less:									
Treasury Shares	5,171,985	5,040,571	4,861,554	4,707,096	4,861,554	4,862,193	4,734,512	4,707,096	4,707,096
Unallocated ESOP Shares	291,666	251,382	213,066	176,688	203,973	194,880	185,787	176,688	168,099
Unvested Restricted Shares	409,068	419,702	486,035	476,854	486,035	484,066	476,938	476,854	476,854
Number of Common Shares Outstanding	69,871,726	70,032,790	70,183,790	70,383,807	70,192,883	70,203,306	70,347,208	70,383,807	70,392,396
Tangible Book Value Per Share	**$6.58**	**$7.00**	**$7.39**	**$7.81**	**$7.59**	**$7.73**	**$7.81**	**$7.81**	**$7.93**

Source: Company filings and first quarter 2017 earnings release.

BrooklineBancorp,Inc.

Name Past Experience Joseph J. Slotnik (Chairman of the Board) Former Managing Partner of the Boston office of L.F. Rothschild, Unterberg, Towbin David C. Chapin Principal of Chapin Properties Team Ltd. Former Principal of T. H. Niles Real Estate Group, Inc. Serves on the Boards of Wellesley Board of Assessors, Wellesley Senior Living, Inc. and Thrive Wellesley John J. Doyle Jr. Former President and CEO of Randolph Savings Bank Former President and CEO of Commonwealth Co-operative Bank Former President and CEO of North Abington Co-operative Bank Former Partner at KPMG LLP Margaret Boles Fitzgerald Chairperson of the Board for the Henry Luce Foundation Former Director of Corporate and Foundation Relations at Boston Health Care for the Homeless Program Former Executive Vice President and Director of Community Relations at Hill, Holiday Advertising in Boston John A. Hackett Sr. Controller of J.J. Ruddy Insurance Agency, Inc. Former President of J.J. Ruddy Insurance Agency, Inc. Previously served on the Boards of Mystic Financial, Inc. and Medford Co-operative Bank John L. Hall II President of Hall Properties, Inc. Owner and Director of HallKeen Management Thomas J. Hollister CFO and Vice President of Finance of Harvard University Former Managing Director and Founder, Governance Leadership Advisors LLC Former CFO and COO of Global Partners LP Former Vice Chairman of Citizens Financial Group, Inc. Former Chairman of the Greater Boston Chamber of Commerce Chairman of the Board of Trustees of Wheaton College Chairman of the Trustees of Tufts Medical Center Board of Directors

Board of Directors (Cont.) Name Past Experience Bogdan Nowak Founder and President of Rhode Island Novelty, Inc. Previously served on the Boards of Bancorp Rhode Island, Inc. and Bank Rhode Island Charles H. Peck Former President of Brookline Bank Former Senior Loan Officer of Brookline Bank John M. Pereira President and Owner of Combined Properties, Inc. Former Partner at the law firm of Sherin and Lodgen in Boston Paul A. Perrault Chairman of Brookline Bank President and CEO of Brookline Bancorp, Inc. Serves on the Board of First Ipswich Bank Serves on the Board of Bank Rhode Island Former CEO of Sovereign Bancorp Former Chairman, President and CEO of Chittenden Corporation Merrill W. Sherman Former President and CEO of Bancorp Rhode Island and Bank Rhode Island Former President and CEO of two other New England community banks Chairperson of the Board of Trustees of the Rhode Island Infrastructure Bank Rosamond B. Vaule Serves on the Overseers Advisory Board of WGBH Serves on the Boards of the Old South Meeting House and Massachusetts Audubon Society Serves as an Overseer for the Boston Conservatory and Fuller Craft Museum Serves as a Community Advisor for the Brookline Arts Center Peter O. Wilde Former President of Tuftane Extrusion Technologies, Inc. Former Managing Director of Beckwith Bemis Incorporated Former Vice President of Finance and Administration at Ran Demo, Inc.

NASDAQ: BRKL Follow-On Offering April 2017